UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FINAL AMENDMENT

AETNA MULTI-STRATEGY 1099 FUND
(Name of Issuer)

AETNA MULTI-STRATEGY 1099 FUND
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Victor Fontana

125 Maiden Lane
New York, NY 10038
(212) 240-9721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste 2000
Philadelphia, PA 19103-6996
(215) 988-2700

February 28, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $4,900,000.00           (a) Amount of Filing Fee: $631.12 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $631.12

Form or Registration No.: SC TO-I

Filing Party: Aetna Multi-Strategy 1099 Fund

Date Filed: February 28, 2014

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Aetna Multi-Strategy 1099 Fund

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 28, 2014 by Aetna Multi-Strategy 1099 Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $4,900,000 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 28, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on March 27, 2014.

2. Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2014.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2014 in the amount of $110,979.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Two (2) Shareholders, whose tenders were accepted for purchase by the Fund, tendered their entire Units in the Fund; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholders at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered (the "Initial Payment"). The Fund will pay the Shareholders a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of June 30, 2014 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2015. Initial Payments in the amount of at least 95% of the Shareholders’ unaudited net asset value of the Shares tendered were wired to the accounts designated by such Shareholders in their Letters of Transmittal on August 4, 2014.

Aetna Multi-Strategy 1099 Fund

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AETNA MULTI-STRATEGY 1099 FUND

By: /s/ Mark Garber

Name: Mark Garber

Title: President

September 12, 2014